                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. 1)(1)

                               DIGENE CORPORATION
                               ------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK,
                            $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                         ------------------------------

                                     2537210
                                     -------
                                 (CUSIP NUMBER)

                               PATRICK J. SULLIVAN
                                CYTYC CORPORATION
                                 85 SWANSON ROAD
                              BOXBOROUGH, MA 01719
                                 (978)-658-5600

                                 WITH A COPY TO:

                            JONATHAN M. MOULTON, ESQ.
                             LAWRENCE A. GOLD, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                 125 HIGH STREET
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 248-7000

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 30, 2002
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING
BOX   [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D

CUSIP NO. 2537210                                              PAGE 2 OF 5 PAGES
-----------------                                              -----------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          CYTYC CORPORATION
          02-0407755
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              0
   NUMBER OF
                         -------------------------------------------------------
    SHARES
                         8    SHARED VOTING POWER
  BENEFICIALLY                0

    OWNED BY             -------------------------------------------------------

      EACH               9    SOLE DISPOSITIVE POWER
                              0
   REPORTING
                         -------------------------------------------------------
    PERSON
                         10   SHARED DISPOSITIVE POWER
     WITH                     0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              0

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [-]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          CO

                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

CUSIP NO. 2537210                                              PAGE 3 OF 5 PAGES
-----------------                                              -----------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

          CRUISER, INC.
          04-3602309
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          WC

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              0

   NUMBER OF
                         -------------------------------------------------------
    SHARES
                         8    SHARED VOTING POWER
 BENEFICIALLY                 0

   OWNED BY              -------------------------------------------------------

     EACH                9    SOLE DISPOSITIVE POWER
                              0
  REPORTING
                         -------------------------------------------------------
   PERSON
                         10   SHARED DISPOSITIVE POWER
    WITH                      0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              0

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [-]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

                                  SCHEDULE 13D

CUSIP NO. 2537210                                              PAGE 4 OF 5 PAGES
-----------------                                              -----------------


                  AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D (the "Schedule 13D") filed by the Cytyc Parties (as defined below) with the Securities and Exchange Commission on March 1, 2002. Capitalized terms used herein and not defined shall have the meanings ascribed thereto in the Schedule 13D. Item 1, Item 2(a) and (b) and Item 5(e) of Schedule 13D are amended in their entirety herewith to read as follows.

ITEM 1.   SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock, $ 0.01 par value (the "Shares"), of Digene Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1201 Clopper Road, Gaithersburg, MD 20878; telephone number (301) 944-7000.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) and (b). This Amendment No. 1 is filed by Cytyc Corporation, a Delaware corporation ("Parent" or "Cytyc"), and Cruiser, Inc., a Delaware corporation ("Cruiser" and together with Parent, the "Cytyc Parties"). Cytyc is a public company listed on the NASDAQ National Market that develops, manufactures, and markets products for medical diagnostic applications primarily focused on women's health. Cruiser, a wholly-owned subsidiary of Cytyc, does not have any significant assets or liabilities and has not engaged in any activities other than those incident to the Offer and the Merger. The principal business address and the principal business offices of the Cytyc Parties are located at 85 Swanson Road, Boxborough, MA 01719; telephone number (978) 263-8000.

ITEM 5.   INTERESTS IN SECURITIES OF THE COMPANY.

(e). The Cytyc Parties ceased to beneficially own more than 5% of the Shares on June 30, 2002, in connection with the termination of the Offer.

                                  SCHEDULE 13D

CUSIP NO. 2537210                                              PAGE 5 OF 5 PAGES
-----------------                                              -----------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    CYTYC CORPORATION

                                    By: /s/ Patrick J. Sullivan
                                        ---------------------------------------
                                    Name:  Patrick J. Sullivan
                                    Title: Chairman and Chief Executive Officer

                                    CRUISER, INC.

                                    By: /s/ Daniel J. Levangie
                                        ---------------------------------------
                                    Name:  Daniel J. Levangie
                                    Title: President

Dated: July 9, 2002